Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Ms. Christina DeRosa

November 10, 2014

Re:	JRSIS Health Care Corporation
Registration Statement on Form S-1 (Amendment No. 7)
File No. 333-194359
Filed: March 6, 2014

Dear Ms. DeRosa:

Further to your telephone call to Mr. William O’Neal, JRSIS Health Care Corporation. hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 4:00 PM Eastern Standard Time on Wednesday, November 12, 2014 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further queries or responses to Mr. William O’Neal, our corporate attorney, at 530-386-8085.

Yours truly;

/s/ Lihua Sun

Lihua Sun, CEO

cc: William O’Neal, South Milhausen, P.A. – via email and fax